July 10, 2019

Patrick McCaney
Chief Executive Officer
Oaktree Acquisition Corp.
333 South Grand Avenue
28th Floor
Los Angeles, CA 90071

       Re: Oaktree Acquisition Corp.
           Registration Statement on Form S-1
           Filed June 28, 2019
           File No. 333-232444

Dear Mr. McCaney:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 24, 2019 letter.

Registration Statement on Form S-1

Redemption of warrants for Class A ordinary shares, page 151

1. We have considered your response to prior comment 8. If the warrants are redeemable without any further action or investment decision on the part of the warrant holders for securities of another entity, and the offering of those securities are not registered at the time of the initial offer and sale of the redeemable warrants, it continues to be unclear how the offer and sale of redeemable warrants would be consistent with
Section 5 of the
       Securities Act. Please revise as appropriate.
 Patrick McCaney
FirstName LastNamePatrick McCaney
Oaktree Acquisition Corp.
Comapany NameOaktree Acquisition Corp.
July 10, 2019
July 10, 2019 Page 2
Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact David Burton at (202) 551-3626 or Lynn Dicker, Senior Accountant, at
(202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek, Special
Counsel, at (202) 551-3641 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Electronics and Machinery
cc:      Christian O. Nagler, Esq.